SECURI[redacted]ON
Washington, D.C. 20549

09042255

SEC Mail Processing Section
AUG 28 2009
Washington, DC
121

R.O. 9/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Killarney Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1154
(No. and Street)

New York, New York 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Errol H. Brick (212) 949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Ave, 10th Floor (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Errol H. Brick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Killarney Securities Corporation, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

STEPHAN M. LELO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
REG. NO. 01LE6184340
MY COMMISSION EXPIRES 04-07-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

Years Ended June 30, 2009 and 2008

KILLARNEY SECURITIES CORPORATION
New York, NY

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
Years Ended June 30, 2009 and 2008

CONTENTS

Crowe Horwath

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2009 and 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The June 30, 2008 financial statements of Killarney Securities Corporation were audited by Hays & Company LLP, who combined with Crowe Horwath LLP as of June 1, 2009, and whose report dated August 6, 2008 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Crowe Horwath LLP
Crowe Horwath LLP

New York, NY
August 26, 2009

KILLARNEY SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2009 AND 2008

	June 30,	
	2009	2008
ASSETS		
Cash and cash equivalents	$ 216,897	$ 55,095
Due from Killarney Advisors Incorporated	446,964	531,038
Prepaid expenses	925	-
Securities, at fair value (cost of $35,950)	37,786	40,930
	$ 702,572	$ 627,063
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	309	309
Total liabilities	309	309
Commitments and contingencies		
Shareholder's equity	702,263	626,754
	$ 702,572	$ 627,063

See accompanying notes to financial statements
and report of independent accountants.

KILLARNEY SECURITIES CORPORATION
STATEMENT OF OPERATIONS
YEARS ENDED JUNE 30, 2009 AND 2008

	Year ended June 30, 2009	Year ended June 30, 2008
Revenue		
Capital markets advisory and consulting fees	$ 744,782	$ 494,226
Unrealized loss on securities	(3,144)	(1,896)
Interest income	140	125
Other income	-	35,000
	741,778	527,455
Expenses		
Occupancy and administrative costs	618,857	333,063
Office and miscellaneous expenses	36,034	24,481
Dues and subscriptions	2,997	3,092
	657,888	360,636
Income before provision for income taxes	83,890	166,819
Provision (benefit) for income taxes		
Current	8,381	17,091
Deferred	-	(2,000)
	8,381	15,091
Net income	$ 75,509	$ 151,728

See accompanying notes to financial statements
and report of independent accountants.

KILLARNEY SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEARS ENDED JUNE 30, 2009 AND 2008

	Common stock (1)	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2007	$ 5	$ 10,495	$ 464,526	$ 475,026
Net income	-	-	151,728	151,728
Balance, June 30, 2008	5	10,495	616,254	626,754
Net income	-	-	75,509	75,509
Balance, June 30, 2009	$ 5	$ 10,495	$ 691,763	$ 702,263

(1) Par value $0.01 per share, 1,000 shares authorized, 500 shares issued and outstanding.

See accompanying notes to financial statements
and report of independent accountants.

KILLARNEY SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEARS ENDED JUNE 30, 2009 AND 2008

	Year ended June 30, 2009	Year ended June 30, 2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$ 75,509	$ 151,728
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Unrealized loss on securities	3,144	1,896
Deferred income taxes	-	(2,000)
Changes in operating assets and liabilities		
Accounts receivable	-	22,500
Prepaid expenses	(925)	1,240
Due from Killarney Advisors Incorporated	84,074	(175,918)
Accrued expenses and other liabilities	-	309
Net cash (used in) provided by operating activities	161,802	(245)
Cash flows from investing activities		
Cash paid for securities purchased	-	-
Cash flows from financing activities		
Dividends paid	-	-
Net decrease in cash and cash equivalents	161,802	(245)
Cash and cash equivalents, beginning of year	55,095	55,340
Cash and cash equivalents, end of year	$ 216,897	$ 55,095
Supplemental disclosure of cash flow information		
Income taxes paid	$ 14,785	$ 768

See accompanying notes to financial statements
and report of independent accountants.

NOTE 1 - THE COMPANY

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under section 15(b) of the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States with an office located in New York City. The Company's principal business activities include municipal securities broker, private placements of securities and investment banking advisory services to institutional clients. The Company is licensed as a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company carries no customer funds and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Revenue from capital markets advisory and consulting fees is recognized when earned, and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

During fiscal year 2008, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange. This amount is included as other income in the accompanying statement of operations.

Cash and cash equivalents
The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

For purposes of reporting cash flows, cash and cash equivalents include bank deposits due on demand and money market funds, which invest principally in U.S. government securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

Securities
On July 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). The adoption of SFAS 157 did not have a material effect on the Company's financial position.

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recognized in operations in the reporting period incurred.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes
On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes. No such election, however, is available for New York City purposes. Applicable New York City income taxes have been provided for in the accompanying financial statements.

Commencing during the fiscal year ended June 30, 2005 the Company began filing its New York City income tax returns on a combined basis with Killarney Advisors Incorporated ("Advisors"), a corporation wholly-owned by the Company's sole shareholder. The Company records its provision for income taxes as amounts due to Advisors based upon the estimated taxes that would be due if the Company had filed its New York City income tax returns on a separate entity basis. Amounts due to Advisors for current and deferred income taxes are included in due from Killarney Advisors Incorporated in the accompanying consolidated balance sheets.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted.

The Company has elected the cash basis of accounting for federal, state and local income tax purposes. Additionally, the Company maintains a June 30 year-end for financial reporting purposes and a December 31 year-end for income tax reporting purposes.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Standards

In May, 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 165, "Subsequent Events." SFAS No. 165 prescribes the period after the balance sheet date during which management should evaluate transactions for potential recognition, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and the required disclosures an entity should make about transactions or events occurring after the balance sheet date. This statement is effective for interim or annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company's condensed financial statements. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was August 26, 2009.

NOTE 3 - SECURITIES

In April 2000, the Company purchased three hundred (300) warrants which allowed the Company to acquire shares of The NASDAQ Stock Market, Inc. ("NASDAQ") common stock owned by the NASD. Each warrant entitled the Company to purchase four shares of NASDAQ common stock. The warrants were exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock was $13 for installment one, $14 for installment two, $15 for installment three and $16 for installment four. Each installment was exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock were non-transferable for a period of six months following the issue date. Installments one and two were not exercised by their expiration dates. Installment three was exercised on June 27, 2005 and the Company acquired 300 shares of NASDAQ common stock for $4,500. Installment four was exercised on May 30, 2006 and the Company acquired 300 shares of NASDAQ common stock for $4,800.

In April 2007, the Company purchased twenty-five thousand (25,000) shares of OTC Valuations Ltd. OTC Valuations Ltd. is a newly formed privately held company located in British Columbia, Canada. In the absence of a readily determinable market value, management has determined that the fair market value of its investment approximates cost as of June 30, 2009.

			June 30, 2009	June 30, 2008
	Shares	Cost	FMV	FMV
NASDAQ Stock Market, Inc.	600	$ 10,950	$ 12,786	$ 15,930
OTC Valuations Ltd.	25,000	25,000	25,000	25,000
		$ 35,950	$ 37,786	$ 40,930

(Continued)

NOTE 4 - INCOME TAXES

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements.

The provision (benefit) for income taxes is summarized as follows:

	Year ended June 30,	
	2009	2008
New York City General Corporation Tax		
Current	$ 7,713	$ 16,323
Deferred	-	(2,000)
New York State Franchise Tax	109	459
Delaware LLC Filing Tax	559	309
	$ 8,381	$ 15,091

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009 and 2008, the Company had net capital of $227,456 and $68,326, which was $222,456 and $63,326, in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .001 to 1 and .005 to 1 at June 30, 2009 and 2008.

(Continued)

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company shares office facilities with Advisors and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such allocated costs are included as occupancy and administrative costs in the accompanying statements of operations, totaled $618,857, and $333,063, for the years ended June 30, 2009 and 2008, respectively. Revenue that is subject to FINRA regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors.

Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due from Killarney Advisors Incorporated at June 30, 2009 and 2008.

NOTE 7 - CONCENTRATIONS

During the year ended June 30, 2009, the Company had four clients that accounted for 100% of the Company's revenue. During the year ended June 30, 2008, the Company had six clients that accounted for 100% of the Company's revenue.

NOTE 8 - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

(Continued)

NOTE 9 - INVESTMENTS AT FAIR VALUE

The Company adopted SFAS 157 as of July 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS 157 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments which would generally be included in Level I include listed equity securities and listed derivatives. As required by SFAS 157, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include publicly-traded securities with restrictions on disposition.

Level III - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current or projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment or estimation by the General Partner. The types of investments which would generally be included in this category include debt and equity securities issued by private entities.

(Continued)

NOTE 9 – INVESTMENTS AT FAIR VALUE (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the levels in the SFAS 157 fair value hierarchy that the Company's investments fall into as of June 30, 2009:

FASB 157 - Investment Classifications

	Level I	Level II	Level III	Total
Investments	$ 12,786	$ -	$ 25,000	$ 37,786

The changes in investments classified as Level III are as follows for the year ended June 30, 2009:

FASB 157 - Investment Balances by Classification

	Level III
Balance, July 1, 2008	$ 25,000
Net change in unrealized depreciation on investments, included in earnings	-
Balance, June 30, 2009	$ 25,000

Total realized and unrealized gains and losses recorded for Level III investments, if any, are reported in "Realized gain/loss from investments" and in "Unrealized loss on securities," respectively, in the Statement of Operations.

KILLARNEY SECURITIES CORPORATIONS
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

NET CAPITAL		
Total shareholder's equity		$ 702,263
Less non-allowable assets		
Non-marketable securities	25,000	
Due from Killarney Advisors Incorporated	446,964	
Other assets	925	
		472,889
Total net capital before haircuts		229,374
Less haircuts on securities		
Other securities		1,918
Net capital		$ 227,456
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 309
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 21
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 5,000
Excess net capital		$ 222,456
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 227,425
Ratio of aggregate indebtedness to net capital		0.001:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on form X-17A-5 as amended.

STATEMENT PURSUANT TO RULE 15c3-3

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

In planning and performing our audit of the financial statements of Killarney Securities Corporation (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, NY
August 26, 2009

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholder
Killarney Securities Corporation
New York, New York

We have performed the procedures enumerated below, which were agreed to by Killarney Securities Corporation ("the Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and Securities Investor Protection Corporation (SIPC), in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist the Company and the other specified users in evaluating the Company's Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended June 30, 2009. The Company's management is responsible for its Form SIPC-7T. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2009, with the amounts reported in Form SIPC-7T for the year ended June 30, 2009. The amounts noted on Form SIPC-7T do not agree with amounts reported in the Company's annual audited report, because the Form SIPC-7T covers only the three months ended June 30, 2009. However, we did find that the amounts reported on the Company's Form SIPC-7T agreed to the Company's unaudited Form X-17A-5, Part IIA filing, as amended, for the April 1, 2009 though June 30, 2009;

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. We compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting there was no overpayment applied.

(Continued)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the other specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
August 27, 2009